Exhibit 4

                                E-CRUITER.COM INC
                                      PROXY
                                 FOR USE AT THE
                         ANNUAL MEETING OF SHAREHOLDERS
                           WEDNESDAY, OCTOBER 3, 2001

           THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF THE CORPORATION. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO REPRESENT HIM/HER AND TO ATTEND AND ACT FOR HIM/HER ON HIS/HER BEHALF AT THE MEETING OTHER THAN THE NOMINEES DESIGNATED ABOVE AND MAY EXERCISE SUCH RIGHT BY INSERTING THE NAME OF HIS/HER NOMINEE IN THE SPACE PROVIDED ABOVE FOR THAT PURPOSE.

           The undersigned shareholder of E-CRUITER.COM INC (the "Corporation") hereby appoints, JOHN GERALD STANTON, Chairman of the Corporation, or failing him, Michael Mullarkey, Chief Executive Officer, OR INSTEAD OF EITHER OF THE FOREGOING, ______________________, as the nominee of the undersigned to attend and act for and on behalf of the undersigned at the annual meeting of the shareholders of the Corporation to be held on the 3RD DAY OF OCTOBER, 2001, and at any adjournment or adjournments thereof, to the same extent and with the same power as if the undersigned were personally present at the said meeting or such adjournment or adjournments thereof and, without limiting the generality of the power hereby conferred, the nominees designated above are specifically directed:


A. To vote the shares registered in the name of the undersigned, as specified below (Note 1):

         1. FOR _______ OR AGAINST ________ a resolution authorizing the directors to fix the remuneration of the auditors.


B. To vote or withhold from voting the shares registered in the name of the undersigned, as specified below (Note 2):

         1. VOTE __________ OR WITHHOLD FROM VOTING ____ in the election of directors.

         2. VOTE __________ OR WITHHOLD FROM VOTING ____ in the appointment of auditors.

         3. VOTE __________ OR WITHHOLD FROM VOTING ____ in the approval of previous meeting minutes.


           If any amendments or variations to the matters referred to above or to any other matters identified in the notice of meeting are proposed at the meeting or any adjournment or adjournments thereof, or if any other matters which are not now known to management should properly come before the meeting or any adjournment or adjournments thereof, this proxy confers discretionary authority on the person voting the proxy to vote on such amendments or variations or such other matters in accordance with the best judgment of such person.



   Dated the      day of           , 2001.


------------------------------------                 ---------------------------
Name of Shareholder (please print)                   Signature of Shareholder

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NOTES:

1. In the event no specification has been made with respect to voting for or against the matters referred to in Item A above, the proxy nominees are instructed to vote the shares represented by this proxy in favour of such matters.

2. In the event that no specification has been made with respect to voting or withholding from voting in the election of directors or the appointment of auditors, the proxy nominees are instructed to vote the shares represented by this proxy in favour of such matters.

3. This proxy form must be signed and dated by the shareholder or his/her attorney authorized in writing, or, if the shareholder is a corporation, by any officer or attorney thereof duly authorized. If the proxy form is not dated in the space provided, it is deemed to bear the date on which it is mailed by management of the Corporation. This proxy ceases to be valid one year from its date.

Properly executed forms of proxy must be deposited no later than the close of business on the last business day preceding the meeting or any adjournment thereof with American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10038.














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